UNITED STATES DEPARTMENT OF STATE

BUREAU OF POLITICAL-MILITARY AFFAIRS

WASHINGTON, D.C. 20520

In the Matter of:

Intersil Corporation,

A Delaware Corporation,

Respondent.

CONSENT AGREEMENT

WHEREAS, the Office  of Defense Trade Controls Compliance, Bureau of Political-Military Affairs, U.S. Department of State (“Department”) has notified Intersil Corporation, including its operating divisions, subsidiaries, and business units (collectively “Respondent”) of its intent to institute an administrative proceeding pursuant to Section 38 of the Arms Export Control Act, as Amended (“AECA”) (22 U.S.C. § 2778), and its implementing regulations, the International Traffic in Arms Regulations (“ITAR”) (22 CFR Parts 120-130);

WHEREAS, the Department acknowledges that Respondent described these matters in a voluntary disclosure submitted to the Department, and cooperated with the Department’s review of this matter;

WHEREAS,  the  Department  acknowledges  that Respondent implemented, and continues to implement, AECA and ITAR compliance measures,  including  certain  measures remedial  to  the violations contained in the Proposed Charging Letter;

WHEREAS, Respondent has reviewed the Proposed Charging Letter and this Consent Agreement, fully understands these documents, and enters into this Consent Agreement voluntarily and with full knowledge of its rights;

WHEREAS, Respondent, without admitting or denying the allegations, wishes to settle and dispose of all potential civil charges, penalties, and sanctions arising from the Proposed Charging Letter, and from the facts disclosed in writing to the Department, by entering into this Consent Agreement;

WHEREAS, Respondent agrees that this Consent Agreement will remain in effect for a period of two (2) years, subject to the terms and conditions set forth below;

WHEREAS, Respondent agrees that if the Department finds that this Consent Agreement was negotiated based on Respondent’s knowingly providing materially false or misleading information to the Department, the Department may revoke this Consent Agreement and the related administrative order (“Order”), and bring additional civil charges against Respondent.  Additionally, Respondent understands that a violation of this Consent Agreement is considered a violation of the Order; and

WHEREAS, the Department and Respondent agree to be bound by this Consent Agreement and the Order to be entered by the Assistant Secretary of State for Political-Military Affairs.

Now, WHEREFORE, the Department and Respondent agree as follows:

Parties

(1) The Parties to this Consent Agreement are the Department and Respondent, including Respondent’s operating divisions, subsidiaries, and business units, and their assignees and successors, and in the event of reorganization or merger, the terms of this agreement will follow and apply to all affected entities or units.

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Jurisdiction

(2) The Department has jurisdiction over Respondent under the AECA and the ITAR in connection with the matters identified in the Proposed Charging Letter.  The Department notes that a number of items at issue in this matter are expected to become subject to the jurisdiction of the Export Administration Regulations, 15 CFR Part 730, et seq. (“EAR”), following the implementation of proposed rules under the President’s Export Control Reform (“ECR”) Initiative.  To the extent any of Intersil’s ITAR-controlled products become subject to the EAR as a result of ECR, the remedial measures described below may be applied, in part, to the implementation of ECR and transition of products from the ITAR to EAR.

General Remedial Measures

(3) Respondent, reflecting its commitment to conduct its business in full compliance with the AECA and the ITAR, and to ensure, in particular, that there are no unauthorized exports, re-exports or retransfers, and/or temporary imports of ITAR-controlled defense articles or technical data, or provision of defense services or brokering thereof, agrees to implement the following remedial measures and such additional measures as may be mutually agreed upon by Respondent and the Director, Office of Defense Trade Controls Compliance (“DTCC”), and agrees further that these measures will remain in effect for two (2) years, subject to the terms and conditions below, as part of this Consent Agreement entered into with the Department.

(4) Further, Respondent agrees that these measures will be incorporated into any future Respondent business acquisitions that are involved in the design, manufacture, sale, export, or brokering of ITAR-controlled defense articles, technical data and defense services within six (6) months of that acquisition, unless the Director, DTCC approves an exception to this requirement.

(5) Further, if Respondent sells any of its operating divisions, subsidiaries, or business units that are engaged in ITAR-regulated activities, or is a party to a corporate merger, Respondent agrees to notify DTCC sixty (60) days prior to such sale or merger, and further to notify the purchaser or merging party in writing, and to require the purchaser or merging party to acknowledge in writing, prior to the sale or merger that the purchaser or merging party will be bound by the terms and conditions of this Consent Agreement, unless the Director, DTCC approves an exception to this requirement.

(6) Respondent acknowledges and accepts its obligation to maintain effective export control oversight, infrastructure, policies, and procedures for its AECA and ITAR-regulated activities.

(7) Under this Consent Agreement, Respondent shall ensure that adequate resources are dedicated to ITAR compliance throughout the Respondent’s ITAR-regulated operating divisions, subsidiaries, and business units.  Respondent will establish policies and procedures for all Respondent employees with responsibility for AECA and ITAR compliance to address lines of authority, staffing increases, performance evaluations, career paths, promotions, and compensation.

(8) Within one hundred-twenty (120) days of the date of the Order, Respondent, in coordination with the Internal Special Compliance Official (“ISCO”) for Consent Agreement Compliance and Oversight, will conduct an internal review of AECA and ITAR compliance resources throughout its ITAR-regulated business units and establish the necessary actions to ensure that sufficient resources are dedicated to compliance, including the use of additional resources from compliance cross-trained employees on a part time basis when needed.

(9) Respondent will provide to the Director, DTCC within six (6) months from the date of the Order, and then semi-annually thereafter, status reports (See Paragraph 10(l)(3)(ii) below), by ITAR-regulated operating divisions, subsidiaries, and business units on ITAR compliance program enhancements and resource levels and their effect on ensuring ITAR compliance. Respondent shall provide AECA and ITAR compliance oversight and ensure that best practices learned are implemented throughout all of its ITAR-regulated businesses.

Official Designated for Consent Agreement Compliance and Oversight

(10) Respondent shall appoint, in consultation with and at the approval of the Director, DTCC, a qualified individual to serve as the ISCO.  The authorities, term, and responsibilities of the ISCO are described below:

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(a) Appointment:    Respondent shall nominate for the position of ISCO a person employed by Respondent to serve as the ISCO within sixty (60) days from the date of the Order, and the nomination shall be subject to the written approval of the Director, DTCC.  Director, DTCC, will provide approval or non-concurrence to Respondent within fifteen (15) days from receipt of nomination.  Should the Director, DTCC, disapprove Respondent’s nominee for ISCO, Respondent’s General Counsel shall serve in that position until such time as an ISCO is approved.  Respondent shall have thirty (30) days to nominate an alternate ISCO for the Director, DTCC’s consideration.  The date of approval by the Director, DTCC, of a nominee for ISCO shall be the date of appointment.

(b) Authorities:  Within fifteen (15) days of appointment of an ISCO, Respondent shall empower him or her with a written delegation of authority and statement of work, approved by DTCC, to permit him or her to monitor, oversee, and promote Respondent’s AECA and ITAR compliance with the terms of this Consent Agreement in a manner consistent with the purpose of this Consent Agreement and the Order, its specific terms and conditions, and other activities subject to the ITAR and the AECA.  The ISCO shall report directly to Respondent’s General Counsel and the Director, DTCC, as set forth herein.  The ISCO shall perform his/her duties in consultation with DTCC.

(c) The ISCO shall serve for the duration of the Consent Agreement.  If for any reason the appointed ISCO is unable to serve the full period of his or her appointment, or temporarily is unable to carry out the responsibilities described herein for greater than thirty (30) days, or if the Director, DTCC and Respondent’s Senior Vice President and General Counsel agree that the appointee shall be removed as ISCO for failure or inability to satisfactorily perform his or her duties, Respondent shall recommend a qualified successor to the Director, DTCC.  Such recommendation shall be made at least thirty (30) days in advance of a new appointment, unless a shorter period is agreed to by the Director, DTCC.  The Director, DTCC will provide approval or non-concurrence to Respondent within fifteen (15) days.  If a successor is not appointed within forty-five (45) days of the termination or removal of the appointed ISCO, this Consent Agreement will be extended for the period of time equal to the period of time Respondent was without an approved appointed official.  If the ISCO for any reason is unable to carry out the responsibilities described herein on a temporary basis, not to exceed thirty (30) days, then Respondent’s General Counsel shall assume the duties and authorities of the ISCO in the interim.  The written delegation of authority and statement of work described in Paragraph (10)(b) above shall make provision for this event.

(d) The ISCO may also be requested to perform additional export oversight, monitoring, and coordination of activities as agreed to by the Respondent and the Director, DTCC.

(e) In fulfilling the responsibilities set forth in this Consent Agreement, the ISCO may, at his or her sole discretion, present any export compliance-related issue directly to any or all among Respondent’s President, General Counsel, and the Director, DTCC.

(f) The Respondent’s General Counsel will brief the Board of Directors at least annually concerning any findings and recommendations by the ISCO, Respondent’s response and implementation of the same, and the status of AECA and ITAR compliance generally within Respondent.

(g) Respondent’s Chief Executive Officer (“CEO”), the CEO’s designee, or Respondent’s General Counsel shall notify the Board of Directors of the appointment of the ISCO.  Such notification shall include a description of the powers, duties, authorities, and responsibilities of the ISCO.  Respondent shall post this notice on Respondent’s internal website for the duration of this Consent Agreement.

(h) With the understanding that nothing in this Consent Agreement shall be interpreted to compel or constitute a waiver of applicable attorney-client or work product protections, the ISCO shall have full and complete access to all personnel, books, records, documents, audits, reports, facilities and technical information relating to compliance with this Consent Agreement and the Order, and to all Department licenses or other written approvals, and Respondent’s guidance relating to the export of defense articles, including technical data, and defense services.

(i) Respondent shall cooperate with all reasonable requests of the ISCO and shall take no action to interfere with or impede the ability of the ISCO to monitor Respondent’s compliance with this Consent Agreement, the Order, and the AECA and the ITAR, or to carry out other responsibilities of the ISCO set forth in this Consent Agreement.  The ISCO shall notify DTCC in writing with copy to Respondent whenever the ISCO encounters any difficulties in exercising the duties and responsibilities assigned under this Consent Agreement.

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(j) The ISCO shall, with the approval of the Director, DTCC and the concurrence of Respondent, have the authority to employ in a support capacity at the expense of Respondent, such assistants and other professional staff as are reasonably necessary for the ISCO to carry out his or her duties and responsibilities.

(k) The Director, DTCC shall on his or her own initiative or at the request of the ISCO issue such guidance as may be necessary or appropriate to help ensure strict compliance with the AECA and ITAR, and the terms and conditions of authorizations DDTC has provided to Respondent.

(l) Responsibilities: The ISCO shall have three (3) principal areas of responsibility regarding the future conduct of Respondent:

(1) Policy and Procedures: The ISCO shall monitor Respondent’s AECA and ITAR compliance program with specific attention to the following areas and those associated with the offenses alleged in the Proposed Charging Letter:

(i) Policies and procedures for the identification and classification of ITAR defense articles and defense services;

(ii) Policies and procedures for the identification of ITAR technical data, to include the use of derivative drawings or derivative technical data;

(iii) Policies and procedures for the export, re-exports, retransfers, and temporary imports of, and use of exemptions for, defense articles, including technical data, and defense services;

(iv) Policies and procedures for tracking and recordkeeping of exports, re-exports, retransfers, temporary imports, and use of exemptions for defense articles, including technical data, and defense services;

(v) Policies and procedures for informing domestic customers that Department authorization is required for any export from the United States of defense articles, including technical data.

(vi) Policies and procedures for informing foreign customers that Department authorization is required for any subsequent re-export or retransfer of defense articles, including technical data;

(vii) Policies and procedures for screening potential parties to a Department license or other written approval, including manufacturers, sources, freight-forwarders, consignees, intermediate consignees, and end-users, both foreign and domestic.

(viii) Policies and procedures for engaging representatives, consultants, or distributors, both foreign and domestic, that will be involved with exports and any subsequent re-exports or retransfers of defense articles, including technical data;

(ix) Policies and procedures for tracking Research and Development work to ensure that all such work on defense articles, including technical data, is in compliance with the AECA and ITAR from conception to completion of the project;

(x) Policies and procedures for ensuring that exports of classified technical data and classified defense articles are in full compliance with Section 125.3 of the ITAR;

(xi) Policies and procedures for training, as described in Paragraph (12) of this Consent Agreement;

(xii) Policies and procedures for preventing, detecting, and reporting AECA and ITAR violations;

(xiii) Policies and procedures for encouraging Respondent’s employees to report AECA and ITAR compliance problems without fear of reprisal.  These policies and procedures should promote the reporting program as a reporting mechanism safe from reprisals and as a means to document the issue to be looked at, management’s action, and the result of any action taken by management in resolving the issue;

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(xiv) Policies and procedures for incorporating AECA and ITAR compliance into Respondent’s management business plans at the senior executive level;

(xv) Policies and procedures identified as necessary by the Respondent or ISCO during the course of this Consent Agreement, as approved by Director, DTCC; and

(xvi) Meeting and maintaining adequate AECA and ITAR compliance staffing levels at all Respondent’s operating divisions, subsidiaries, and business units that involve ITAR related activities.

(2) Specific Duties: The ISCO shall oversee the following specific areas:

(i) The Respondent’s implementation of the compliance measures required by this Consent Agreement;

(ii) Respondent’s corporate oversight of ITAR compliance for performance of its responsibilities under this Consent Agreement and the Order in a timely and satisfactory manner;

(iii) The expenditures of the remedial compliance measures account in coordination with Respondent’s Chief Financial Officer (“CFO”);

(iv) Respondent’s cooperation with and participation in any audit(s) performed by outside consultants and conducted pursuant to Paragraphs (15) – (17) of this Consent Agreement;

(v) Implementation of policies and procedures encouraging Respondent’s employees to report AECA and ITAR compliance problems without fear of reprisal; and

(vi) Enhancing incorporation of AECA and ITAR compliance into the Respondent’s management business plans at the senior executive level.

(3) Reporting: The ISCO is responsible for the following reporting requirements:

(i) Tracking, evaluating, and reporting on Respondent’s review of AECA and ITAR violations and compliance resources;

(ii) Providing to the Director, DTCC and Respondent’s CEO and General Counsel six (6) months from the date of the Order, and then semi-annually thereafter, status reports on AECA and ITAR compliance program enhancements and resource levels and their impact on or benefit to ensuring AECA and ITAR compliance.  These reports shall also include information regarding Respondent’s compliance with this Consent  Agreement; findings, conclusions, and recommendations necessary to ensure AECA and ITAR compliance; allocation of resources towards AECA and ITAR compliance; reporting of licensing and/or authorization requests, and use of ITAR exemptions, during the period; and a reporting of implementation of  recommendations from previous reports.  These reports may, in a separate annex, also include any relevant comments or input by Respondent.  Any such reports shall not affect Respondent’s use of the Voluntary Disclosure procedures set forth in Section 127.12 of the ITAR and any benefits gained therefrom.

(iii) Respondent shall provide AECA and ITAR compliance oversight throughout Respondent  to ensure that best practices learned are implemented throughout all of its AECA and ITAR regulated businesses; and

(iv) Ensuring the provision of a yearly accounting report as described in Paragraph (18) below certified as correct by the CFO of these expenditures to Respondent’s General Counsel and/or other appropriate senior official, if any, and the Director, DTCC.

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Ombudsman Program

(11) Respondent will promote and publicize the availability of Respondent’s program for reporting violations of the AECA and the ITAR to ensure that violations may be readily reported via this channel, without fear of recrimination or retaliation.  Complaints or concerns about matters involving compliance with the AECA and the ITAR will be reported to the General Counsel and the ISCO.  The General Counsel will be responsible for resolving such matters.  If the General Counsel is the subject of the complaint or concern involving the AECA and the ITAR, the matter will be referred to the CEO for resolution.  The General Counsel shall submit to the Board of Directors a semi-annual report assessing the effectiveness of the reporting program relating to export matters, and will provide a copy to the Director, DTCC.

Strengthened Compliance Policies, Procedures, and Training

(12) Within twelve (12) months of the date of the Order, Respondent will have instituted strengthened corporate export compliance procedures focused principally on Respondent’s business operations such that: (a) all Respondent employees engaged in AECA and ITAR regulated activities are familiar with the AECA and the ITAR, and their own and Respondent’s responsibilities thereunder; (b) all persons responsible for supervising those employees, including senior managers of those units, are knowledgeable about the underlying policies and principles of the AECA and the ITAR; and (c) there are records indicating the names of employees, trainers, and level and area of training received.

Automated Export Compliance System

(13) Respondent agrees to implement a comprehensive automated export compliance system to strengthen Respondent’s internal controls for ensuring compliance with the AECA and the ITAR.  Respondent will provide to DTCC an update outlining the status of Respondent’s automated export compliance system.  This system will track the decision process from the initiation of a request for potential export authorization or clarification of an existing authorization to its conclusion that will reflect Respondent’s ability to oversee and monitor export activity.  This system will cover the initial identification of all technical data and technical assistance in any form proposed to be disclosed to any foreign persons and will be accessible to DTCC upon request.  Respondent understands that DTCC may, in its sole discretion, not authorize use of exemptions for shipments of unclassified technical data in furtherance of a technical assistance agreement, and that DDTC may exercise this authority pending the institution of this system.  Respondent will ensure the use of a means of alerting users to the AECA and ITAR requirements on electronic transmissions of ITAR technical data.  This alert system will include a login banner that is displayed when any employee logs onto the system, which will describe AECA and ITAR requirements and offer contact information for anyone who has further questions.  In order to prevent unintentional or accidental transmissions to unauthorized recipients, Respondent will also provide training to all employees to ensure that any type of electronic transmissions of ITAR-controlled technical data are sent in accordance with Respondent’s export compliance policies and procedures.

Classification Review

(14) Respondent shall review and verify the export control jurisdiction of all items Respondent produces and/or offers for export.  Respondent shall conclude the jurisdiction review no later than twelve (12) months after the date of the Order.

Audit

(15)  Two (2) audits will be performed during the term of the Consent Agreement.  Respondent shall have the first audit conducted by an outside consultant with expertise in AECA and ITAR matters, approved by the Director, DTCC.  The first audit shall provide a thorough assessment of the effectiveness of Respondent’s implementation of all measures set forth in this Consent Agreement with focus on those actions undertaken to address the compliance problems identified in the Proposed Charging Letter, the policies, procedures, and training established by Respondent, and such other areas as may be identified by the ISCO or the Director, DTCC.  Additionally, the first audit will assess the overall effectiveness of Respondent’s ITAR compliance programs.

(16) Within six (6) months after the date of the Order, a draft audit plan for the first audit will be submitted to the Director, DTCC for review and comment.  Within twelve (12) months after the date of the Order, the first audit will be completed and a written report produced containing recommendations for improvements with respect to Consent Agreement measures, or compliance with the AECA and the ITAR more generally.  The report will be submitted by Respondent to the Director, DTCC along with Respondent’s plan on how it will address those recommendations.

(17) Subsequently, Respondent shall have conducted by the outside consultant a second audit to confirm whether Respondent addressed the compliance recommendations from the initial audit report.  Within eighteen (18) months after the date of the

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Order, a draft audit plan for the second audit will be submitted to the Director, DTCC for review and comment.  Within twenty-one (21) months after the date of the Order, the second audit will be completed, and a written report produced confirming whether Respondent addressed the compliance recommendations from the initial audit report as well as his or her recommendations where there were deficiencies.  The report will be submitted by Respondent to the Director, DTCC along with Respondent’s plan on how it will address those recommendations.

Penalty

(18) Respondent shall pay in fines and in remedial compliance measures an aggregate civil penalty of ten million dollars ($10,000,000) in complete settlement of alleged civil violations pursuant to Section 38 of the AECA and the ITAR, as set forth in the Proposed Charging Letter.  Respondent agrees to waive its rights to raise the defense of Statute of Limitations with regard to the collection of the civil penalty imposed by this Consent Agreement, and that the Statute of Limitations shall be tolled until the last payment is made.  Respondent also agrees that such civil penalty shall be a nondischargeable debt in accordance with Section 523(a)(7) of the Federal Bankruptcy Code.

The civil penalty shall be payable as follows:

(a) Six million dollars ($6,000,000) shall be paid through two (2) installments as follows:

(1) Three million dollars ($3,000,000) is to be paid within ten (10) days from the date of the Order.

(2) Three million dollars ($3,000,000) is to be paid on the first anniversary of the date of the Order.

(3) The Department and Respondent agree that no interest shall accrue or be due on the unpaid portion of the civil penalty if timely payments are made as set forth in Paragraphs (18)(a)(1) and (18)(a)(2) above.

(b) The remaining penalty of four million dollars ($4,000,000) is hereby assessed for remedial compliance measures and this amount will be suspended on the condition that this amount, as determined by DTCC as set forth in Paragraph (18)(c) below: (1) has been applied by Respondent to self-initiated, pre-Consent Agreement remedial compliance measures within the twenty-four (24) month period prior to the date of the Order; and/or (2) will be applied to Consent Agreement-authorized remedial compliance costs over the term of this Consent Agreement for the purpose of defraying a portion of the costs associated with the remedial compliance measures specified in this Consent Agreement.

(c) In accordance with Paragraph (18)(b) above, Respondent’s CFO in consultation with the ISCO, will conduct a review of Respondent’s expenditures for the compliance measures referenced in Paragraph (18)(b) above, and provide the results of the review, no later than six (6) months from the date of the Order, certified as correct by the CFO, to DTCC.  DTCC will determine from that review if the expenditures claimed by Respondent to date were spent for self-initiated, pre-Consent Agreement remedial compliance measures or Consent Agreement-authorized remedial compliance costs.  To the extent that DTCC determines that expenditures claimed or any portion thereof were utilized for self-initiated, pre-Consent Agreement remedial compliance measures or Consent Agreement-authorized remedial compliance costs, that amount will be credited against the suspended penalty amounts outlined in Paragraph (18)(b) above.

(d) Respondent’s CFO in consultation with the ISCO will provide to DTCC no later than twelve (12) months from the date of this Consent Agreement, and then one (1) month prior to the second anniversary of the Order, for verification and approval an itemized accounting, certified as correct by the CFO, of all Consent Agreement-authorized remedial compliance costs, to include those expenditures claimed against suspended penalties, showing specifics of how money was used to strengthen compliance within the terms of the Consent Agreement.  To the extent that DTCC determines that expenditures claimed or any portion thereof were utilized for Consent Agreement-authorized remedial compliance costs, that amount will be credited against the suspended penalty amount outlined in Paragraph (18)(b) above.

(e) Any remaining portion of the suspended penalty unutilized at the conclusion of the term of the Consent Agreement will no longer be suspended and shall be paid within thirty (30) days.

(19) From the date of the Order, Respondent is precluded from applying any portion of the ten million dollar ($10,000,000) penalty set forth in Paragraph (18) above as costs in any contract with any agency of the U.S. Government or any other contract where the result would be the application of any portion of the penalty as costs in any contract with any agency of the U.S. Government.  Respondent agrees and shall certify in each written accounting report that the penalty, or any portion thereof: (a)  will be treated as expressly unallowable costs under the Federal Acquisition Regulations; (b) will not be recovered or sought

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to be recovered as allowable costs, either directly or indirectly under any federal prime contract, grant or subcontract; and (c) will not be taken as a federal tax deduction for any year following the date of the Order.  In the event Respondent violates these prohibitions, the Department will deem it a “failure to apply funds appropriately for the required purpose.”

(20) Any failure to apply funds appropriately for the required purpose, or to provide a satisfactory accounting, shall result in a lifting of the suspension, in which case Respondent shall be required to pay immediately to the Department the amount of the suspended portion of the penalty, less any amounts the Department deems to have been properly applied and accounted for expenditures in compliance with this Consent Agreement.

Defense Articles and Defense Services

(21) Respondent, its operating divisions, subsidiaries, and business units acknowledge and accept the authority of the Department to designate what is a defense article, including technical data, and that the ITAR requires written authorization before such articles are exported, regardless of whether the underlying defense article is used in a commercial system or product.  Respondent further acknowledges that the Commodity Jurisdiction (“CJ”) process, set forth in Section 120.4 of the ITAR, is the only official mechanism by which questions regarding jurisdiction and categorization may be addressed.  Respondent, its operating divisions, subsidiaries, and business units acknowledge and accept that (1) the definition of “defense services” in the ITAR is well established and clearly understood by them as setting out responsibilities and requirements which are binding as a matter of law and regulation on them; (2) the furnishing of defense services to foreign persons – regardless of whether the underlying defense article(s) is of U.S. or foreign origin – is appropriately subject to the Department’s control under the ITAR, even when no technical data is involved (e.g., all the information relied upon in furnishing defense services to a foreign government or foreign person is in the public domain); (3) the law and regulations governing “defense services” and proposals to foreign persons are sufficiently clear and specific as to be enforceable by the U.S. Government on criminal and civil grounds; and (4) Respondent is responsible and obligated as a matter of law and regulation to comply with the requirements of such laws and regulations as they pertain to “defense services” and related matters.

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Debarment

(22) Respondent has acknowledged the seriousness of the violations cited in the Proposed Charging Letter.  Respondent has cooperated with the Department’s review, expressed regret for these activities and taken steps to improve its compliance programs.  Respondent has also undertaken to make amends by paying a cash penalty and implementing the significant additional remedial compliance actions specified in this Consent Agreement.  For these reasons, the Department has determined not to impose an administrative debarment of Respondent based on the civil charges in the Proposed Charging Letter at this time.  The Department reserves all rights to impose additional sanctions, including debarment under the ITAR, against Respondent, any operating division, subsidiary, or business unit, or other affiliate over which Respondent exercises control, if it does not fulfill the provisions of the Consent Agreement or is responsible for other compliance or law enforcement issues under the AECA, or under other statutes enumerated in Section 120.27 of the ITAR.

Material Facts in a Commodity Jurisdiction Request

(23) Respondent acknowledges that the CJ process under Section 120.4 of the ITAR is the mechanism for resolving questions as to whether an item is a defense article subject to the Department’s jurisdiction under the ITAR.  Respondent further acknowledges that the incorporation of a defense article into an item subject to a CJ request is a material fact within the meaning of Section 127.2 of the ITAR, which must be disclosed in the CJ request, and that such request and any related documents are export control documents under the ITAR.

Legal Department Support

(24) Within thirty (30) days of the date of the Order, Respondent’s General Counsel’s office will provide support in all operating divisions, subsidiaries, and business units for all matters involving the AECA and the ITAR.  This support will be structured to achieve Respondent’s consistent application of the AECA and the ITAR by Respondent.  Additionally, Respondent’s General Counsel’s office shall ensure that in each operating division, subsidiary, and business unit appropriate legal support is made available as necessary to the principal personnel responsible for compliance with the AECA and the ITAR, and appropriate legal support is performed in each business unit with respect to such matters.

On‑site Reviews by the Department

(25) For the purpose of assessing compliance with the provisions of the AECA, the ITAR, and future Department licenses and other authorizations, Respondent agrees to arrange and facilitate, with minimum advance notice, on‑site reviews by the Department while this Consent Agreement remains in effect.

Understandings

(26) No agreement, understanding, representation, or interpretation not contained in this Consent Agreement may be used to vary or otherwise affect the terms of this Consent Agreement or the Order, when entered, nor shall this Consent Agreement serve to bind, constrain, or otherwise limit any action by any other agency or department of the U.S. Government with respect to the facts and circumstances addressed in the Proposed Charging Letter. Respondent acknowledges and accepts that there is no understanding expressed or implied through this Consent Agreement with respect to a final decision by the Department of State concerning export licenses or other U.S. Government authorizations.

(27) Respondent acknowledges the nature and seriousness of the offenses charged in the Proposed Charging Letter, including the potential risk of harm to the security and foreign policy interests of the United States.  If this Consent Agreement is not approved pursuant to an Order entered by the Assistant Secretary for Political-Military Affairs, the Department and Respondent agree that they may not use this Consent Agreement in any administrative or judicial proceeding, and that the parties shall not be bound by the terms contained in this Consent Agreement.

(28) The Department agrees that, upon signing of the Order, this Consent Agreement resolves with respect to Respondent the civil penalties or administrative sanctions with respect to civil violations of Section 38 of the AECA or the ITAR arising from facts Respondent has disclosed in writing to the Department in its voluntary disclosure assigned DTCC Case Number(s): 10-0001575, or that have been identified in the Proposed Charging Letter.

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Waiver

(29) Respondent waives, upon the signing of the Order, all rights to seek any further steps in this matter, including an administrative hearing pursuant to Part 128 of the ITAR.  Respondent also waives any such rights with respect to any additional monetary penalty assessed by the Director, DTCC in connection with an alleged material violation of this Consent Agreement (any such additional monetary penalty imposed will be limited to one million dollars ($1,000,000)) except as follows: In the event that the Director, DTCC determines that Respondent has materially violated this Consent Agreement and imposes such additional monetary penalty, and Respondent disputes such determination, Respondent may appeal such determination to the Assistant Secretary for Political-Military Affairs, and the decision of the Assistant Secretary for Political-Military Affairs shall be the final determination in the matter, which may not be appealed.  Respondents also agree that any such additional monetary penalty shall be nondischargeable under Section 523(a)(7) of the Federal Bankruptcy Code, and subject to the conditions of Paragraph (18) above.  Respondent also waives the right to contest the validity of this Consent Agreement or the Order, including in any action that may be brought for the enforcement of any civil fine, penalty, or forfeiture in connection with this Consent Agreement or Order.

Certification

(30) Three (3) months prior to the second anniversary of the date of the Order, Respondent shall submit to the Director, DTCC a written certification as to whether all aspects of this Consent Agreement have been implemented and Respondent’s export compliance program has been assessed, and whether Respondent’s export compliance program is adequate to identify, prevent, detect, correct, and report violations of the AECA and the ITAR.    The Consent Agreement shall remain in force beyond the two (2) year term until such certification is submitted and the Director, DTCC determines, based on this certification and other factors, that all compliance measures set forth in this Consent Agreement have been implemented, and that Respondent’s ITAR compliance program appears to be adequate to identify, prevent, detect, correct, and report violations of the AECA and the ITAR.

Documents to be Made Public

(31) Respondent understands that the Department will make this Consent Agreement, the Proposed Charging Letter, and the Order, when entered, available to the public.

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When Order Becomes Effective

(32) This Consent Agreement shall become binding on the Department only when the Assistant Secretary for Political-Military Affairs approves it by entering the Order, which will have the same force and effect as a decision and Order issued after a full administrative hearing on the record.

U.S. Department of State

/s/ Puneet Talwar	6/16/2014
Puneet Talwar	Date
Assistant Secretary for
Political-Military Affairs

Intersil Corporation

/s/ Thomas C. Tokos	6/10/2014
Thomas C. Tokos	Date
Senior Vice President &
General Counsel